Filed Pursuant to Rule 424(b)(5)
Registration No. 333-215506

Prospectus Supplement

(To Prospectus dated January 10, 2017)

36,582,708 Shares

Class A Common Stock

We are the surviving company following the merger of Colony Capital, Inc. (“Colony”) with and into us, with us surviving the merger. This prospectus supplement relates to the possible issuance of 36,582,708 shares of our Class A common stock to certain holders of (i) $175,000,000 aggregate principal amount of the 5.00% Convertible Senior Notes due 2023 issued by Colony pursuant to that certain Indenture, dated as of April 10, 2013, by and between Colony and The Bank of New York Mellon, as supplemented by that certain First Supplemental Indenture, dated as of April 10, 2013 (the “5.00% Notes”); and (ii) $200,000,000 aggregate principal amount of the 3.875% Convertible Senior Notes due 2021 issued by Colony pursuant to that certain Indenture, dated as of April 10, 2013, by and between Colony and The Bank of New York Mellon, as supplemented by that certain Second Supplemental Indenture, dated as of January 28, 2014 (the “3.875% Notes,” and together with the 5.00% Notes, the “Notes”), of which all of such Notes we have assumed pursuant to a Third Supplemental Indenture, dated as of January 10, 2017, upon conversion of the Notes for shares of our Class A common stock. We will not receive any cash proceeds from the issuance of the shares of our Class A common stock to holders of the Notes who convert any of their Notes into shares of our Class A common stock.

Holders of the Notes may convert any of their Notes into shares of our Class A common stock at their option, at the applicable conversion rate, at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, unless the Notes have been previously repurchased or redeemed by us.

The conversion rate for the 5.00% Notes will initially equal 62.7845 shares of Class A common stock per $1,000 principal amount of the 5.00% Notes (equivalent to a conversion price of approximately $15.93 per share of Class A common stock). The conversion rate will be subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of a make-whole fundamental change, we will, in certain circumstances, increase the conversion rate for a holder that converts its 5.00% Notes in connection with such make-whole fundamental change.

The conversion rate for the 3.875% Notes will initially equal 59.6915 shares of Class A common stock per $1,000 principal amount of the 3.875% Notes (equivalent to a conversion price of approximately $16.75 per share of Class A common stock). The conversion rate will be subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of a make-whole fundamental change, we will, in certain circumstances, increase the conversion rate for a holder that converts its 3.875% Notes in connection with such make-whole fundamental change.

This prospectus supplement should be read in conjunction with, is qualified by reference to and must be accompanied by, the prospectus, except to the extent that the information in this prospectus supplement supersedes any information contained in the prospectus.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “CLNS.” On January 6, 2017, the last reported sale price of our Class A common stock was $15.89 per share. Our corporate offices are located at 515 S. Flower Street, 44th Floor, Los Angeles, California 90071 and our telephone number is (310) 282 -8820.

See “Risk Factors” beginning on page 7 of the accompanying prospectus and included in our periodic reports filed with the Securities and Exchange Commission for certain risk factors to consider before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 10, 2017.